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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

     This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal's Major Shareholder Purchases Shares Held by Israeli Aircraft Industry, Ltd. dated July 24, 2003.


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                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal's Major  Shareholder  Purchases Shares Held by Israeli Aircraft  Industry,
Ltd.

Thursday July 24, 9:41 am ET

YAHUD, Israel, July 24 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS; TASE: MAGS), announced that Mira-Mag Inc., its principle shareholder, has notified Magal today that it has entered into agreement with the Israeli Aircraft Industry Ltd. (IAI), to purchase all Magal's shares which are held by IAI. This is a total of 914,516 shares, constituting 11.88% of Magal's outstanding ordinary share capital.

Mira-Mag will pay IAI US$7.00 per share, totaling US$6.4 million, representing a company valuation of US$54 million.

Mira-Mag is currently a holder of 3,265,582 ordinary shares of Magal, constituting 42.43% of Magal's outstanding share capital. The beneficial owners of Mira Mag Inc. are Mr. N. Kirsh, a director of the Company, and Mr. Jacob Even Ezra, the CEO and Chairman of Magal. Upon completion of the purchase of shares from IAI, Mira-Mag will hold 4,180,098 shares of Magal, which will constitute 54.31% of Magal's outstanding share capital.

The purchase of shares from IAI will be affected in two stages. At the first stage, which is expected to take place before August 15, 2003, Mira-Mag will purchase 743,088 shares. Mira-Mag will then purchase the balance of 171,428 shares, at US$7.00 per share, in three installments over a further 12-month period.

The shareholders agreement between Mira-Mag and IAI will terminate upon the completion of the first stage.

Magal will host a conference call following the release of its second quarter results on Monday, July 28 at 11.00 EDT. To participate please dial +1 877 332 1104 from the US, 5 minutes before the start of the call.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward- looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

     Contacts:
     Magal Security Systems, Ltd
     Raya Asher, CFO
     Tel: +972-3-539-1444
     Fax: 972-3-536-6245
     E-mail: mglraya@trendline.co.il

     Gal IR International
     Ehud Helft/Kenny Green
     Tel: 1 866 704 6710
     Int'l dial: +972 3 607 4717
     E-mail: kenny.green@galir.com


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                            ---------------------------
                                             (Registrant)



                                            By: Jacob Even-Ezra
                                                ---------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 24, 2003